

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 20, 2010

Mr. Douglas Johnson
Chief Executive Officer
Telanetix, Inc.
11201 SE 8th Street, Suite 200
Bellevue, Washington 98004

      RE: Telanetix, Inc.
                 Form 10-K for fiscal year ended December 31, 2008
                 Filed March 27, 2009
                 File No. 000-51995

Dear Mr. Johnson:

      We have completed our review of your Form 10-K and have no further comments at this time.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director